Filed Pursuant to Rule 433

Registration No. 333-220882

Issuer Free Writing Prospectus dated April 21, 2020

Relating to Preliminary Prospectus Supplement dated April 21, 2020

PRICING TERM SHEET

DATED APRIL 21, 2020

2.497% SENIOR NOTES DUE 2023

The information in this pricing term sheet supplements Micron Technology, Inc.’s (“Micron”) preliminary prospectus supplement, dated April 21, 2020 (the “Preliminary Prospectus Supplement”), and supplements and supersedes the information in the Preliminary Prospectus Supplement to the extent supplementary to or inconsistent with the information in the Preliminary Prospectus Supplement.  Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Micron Technology, Inc. (Nasdaq: MU)

Securities Offered:	$1,250 million aggregate principal amount of 2.497% Senior Notes due 2023 (the “notes”)

Maturity Date:	April 24, 2023

Interest Rate:	2.497% per year on the principal amount

Interest Payment Dates:	April 24 and October 24, beginning October 24, 2020, accruing from April 24, 2020

Record Dates:	April 9 and October 9

Price to Public:	100.000%

Underwriting Discount:	0.200% per note

Spread to Treasury:	+225 basis points

Benchmark:	UST 0.250% due April 15, 2023 (yielding: 0.247%)

Ratings:*	Baa3 (Stable) (Moody’s Investors Service, Inc.) BBB- (Stable) (Fitch Ratings Inc.) BBB- (Stable) (S&P Global Ratings)

Pricing Date: Closing Date:** CUSIP Number:	April 21, 2020 April 24, 2020 595112 BR 3

ISIN Number:	US595112BR36

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC Credit Agricole Securities (USA) Inc. HSBC Securities (USA) Inc. MUFG Securities Americas Inc.

Co-Managers:

ANZ Securities, Inc.
BNP Paribas Securities Corp.
ICBC Standard Bank Plc
Mizuho Securities USA LLC
Academy Securities, Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Siebert Williams Shank & Co., LLC
Wells Fargo Securities, LLC

Net Proceeds:	Micron estimates that the net proceeds from the offering, after deducting underwriting discounts and estimated offering fees and expenses, will be approximately $1,245 million.

Redemption at Micron’s Option:

Micron may redeem the notes in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 35 basis points, plus, in each case, accrued and unpaid interest, if any, on the amount being redeemed to, but excluding, the date of redemption.

* Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** It is expected that delivery of the notes will be made against payment therefor on or about April 24, 2020, which will be the third business day following the date of pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to the date that is two business days before delivery will be required, by virtue of the fact that the notes initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell the notes constituting part of its allotment solely outside the United States.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Citigroup Global

Markets Inc. at 1-800-831-9146, Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037 or Morgan Stanley & Co. LLC toll free at 1-866-718-1649.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.